Mail Stop 3561

June 1, 2006

Jeffrey F. Crusinberry
Fremont Mortgage Securities Corporation
2727 East Imperial Highway
Brea, California 92821

Re: **Fremont Mortgage Securities Corporation**
       Form S-3; Amendment No. 1
       Filed May 16, 2006
       File No. 333-132540

Dear Mr. Crusinberry,

    We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to the base prospectus and the supplement should be applied universally, if applicable.

    Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

1. Your response to comment 2 of our letter dated April 12, 2006 indicates that if all material terms to be included in the finalized agreements are not disclosed in the final Rule 424(b) prospectus, you will <u>finalize</u> the agreements prior to or simultaneously with the final prospectus. Confirm that you will <u>file</u> finalized

agreements simultaneously with or prior to the final prospectus if all material terms of the finalized agreements are not included in the final prospectus.

2. While we note the revisions you have made in response to comment 10 of our letter dated April 12, 2006, the table illustrating the form of delinquency disclosure you would provide, if applicable, appears to present information only with respect to loans that are 89 days or less delinquent. In accordance with Item 1100(b)(1) of Regulation AB, please either revise your disclosure to present delinquency information in 30 or 31 day increments <u>through charge-off</u> or confirm that loans are charged off when they become 90 days delinquent.

3. While we note your response to comment 15 of our letter dated April 12, 2006, it does not appear that your analysis covers all of the implications of having the same credit support being used by multiple trusts and the risk that one trust would exhaust the credit support intended for a separate trust. In this regard, we note that while the example you provide relates only to buying one large insurance policy to cover multiple trusts instead of buying several separate policies at a higher cost, it appears that this feature might also allow separate trusts to share other forms of credit enhancement. For example, might excess interest funded by the assets of one offering be used to cover the shortfalls of a separate trust? Please either remove this feature from your filing or provide us with a comprehensive list of all possible forms of credit enhancement that may be shared among trusts and explain how each form would be shared among trusts and how such mechanics have been used in the past.

4. While we note that you filed a revised version of Exhibit 4.2, as the "Relevant Servicing Criteria" are not included on Exhibit B to the agreement, it is unclear whether such criteria are based on the criteria outlined in Item 1122(d) of Regulation AB, or whether you plan to use another set of servicing criteria. Please revise your agreement to clarify.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Hanna Teshome at (202) 551-3315. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile
        Edward L. Douma
        Hunton & Williams LLP
        (804) 788-8218